MANAGEMENT’S DISCUSSION AND ANALYSIS
The following information should be read in conjunction with the Company’s unaudited interim financial statements included herein as well as the audited consolidated financial statements for the year ended June 30, 2007 and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles. This Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of the Company for the three-month and nine-month periods ended March 31, 2008 as compared to the three-month and nine-month periods ended March 31, 2007. This review was performed by management with information available as of May 14, 2008.
Where “we”, “us”, “our”, “Transition” or the “Company” is used, it is referring to Transition Therapeutics Inc. and its wholly-owned subsidiaries, unless otherwise indicated. All amounts are in Canadian dollars, unless otherwise indicated.
In July 2007, the Company completed the consolidation of its issued and outstanding common shares on the basis of one (1) post-consolidation common share for every nine (9) pre-consolidation common shares. As a result of this consolidation, the number of common shares, warrants and options, related exercise prices and basic and diluted loss per common share for all periods prior to July 9, 2007 have been retroactively adjusted to reflect the consolidation.
Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.
FORWARD-LOOKING STATEMENTS
To the extent any statements made in this MD&A contain information that is not historical, these statements are forward-looking statements. Forward-looking statements are identified by words such as “expect”, “believe”, “intend”, “anticipate”, “will”, “may”, or other similar expressions. These forward-looking statements by their nature are not guarantees of the Company’s future performance and involve risks and uncertainties that could cause the actual results to differ materially from those discussed in, or implied by, these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time this MD&A was prepared, but cautions the reader that these assumptions may ultimately prove to be incorrect due to certain risks and uncertainties including, but not limited to, the difficulty of predicting regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the Company’s ability to finance, manufacture and commercialize its products, the protection of intellectual property and any other similar or related risks and uncertainties. The Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Given these uncertainties, the reader should not place undue reliance on these forward-looking statements.

OVERVIEW
Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company’s lead products are: ELND005 (AZD-103) for the treatment of Alzheimer’s disease and TT-223 for the treatment of diabetes. The lead product for diabetes is Transition’s gastrin analogue, TT-223, formerly known as “G1”. Going forward GLP1-I.N.T.TM will be referred to as TT-223 in combination with GLP1 analogues and E1-I.N.T.TM will be referred to as TT-223 in combination with epidermal growth factor analogue. Transition also has an emerging pipeline of pre-clinical drug candidates acquired externally or developed internally using its proprietary drug discovery engine.
General Risk Factors for the Biotechnology Industry
Prospects for companies in the biopharmaceutical industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in such companies should be regarded as highly speculative. It is not possible to predict, based upon studies in animals and early clinical data, whether a new therapeutic or device will prove to be safe and effective in humans or whether it will ultimately receive regulatory approval. In addition, there is no assurance that adequate funds or relationships required to continue product development such as those with employees, collaborators, or other third parties will be available and sustained.
If a product is ultimately approved for sale, there is no assurance that it will ever result in significant revenues or profitable operations. There are many factors such as competition, patent protection and the regulatory environment that can influence a product’s profitability potential.
In addition, due to the speculative nature of this industry, market prices for securities of biotechnology companies may be highly volatile and subject to significant fluctuation and may not necessarily be related to the operating or other performances of such companies.
Recent Achievements
During the nine months ended March 31, 2008 and up to the date of this MD&A, the Company achieved the following significant milestones:
ELND005 (AZD-103) — Alzheimer’s Disease:
•	On January 22, 2008, the Company received a US$5,000,000 milestone payment from Elan. The milestone payment was triggered by the initiation of a Phase II clinical study of Alzheimer’s disease drug candidate, ELND005 (AZD-103) on December 21, 2007;

•	On December 21, 2007, Elan and Transition Dose First Patient in Phase II Clinical Study of ELND005 (AZD-103) in Alzheimer’s Disease. The study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in approximately 340 patients with mild to moderate Alzheimer’s disease. Approximately 65 sites in North America are expected to participate in the program. The study will evaluate both cognitive and functional endpoints and each patient’s participation is planned to last approximately 18 months;

•	On October 26, 2007, the Company Received the Remaining US$7,500,000 Upfront Payment from Elan. The receipt of US$7,500,000 represents the second half of the US$15 million upfront payment under the Company’s global collaboration agreement with Elan;

•	On August 30, 2007, the Company Announced Completion of Multiple Phase I Clinical Studies with Alzheimer’s Disease Drug Candidate ELND005 (AZD-103). ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and cerebral spinal fluid (“CSF”) that were shown to be effective in animal models of Alzheimer’s disease.
TT-223 — Diabetes:
•	On March 13, 2008, Eli Lilly and Company (“Lilly”) and Transition announced that the two companies had entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition’s gastrin based therapies, including the lead compound TT-223, which is currently in early Phase II testing. Under the terms of the agreement, Transition has received a US$7 million upfront payment on April 17, 2008, and may also receive up to US$130 million in potential development and sales milestones, as well as royalties on sales of gastrin based therapies if any product is successfully commercialized.;

•	On November 5, 2007, the Company Announced an Update on the Clinical Development and Partnership activities for the Company’s diabetes program. Following negotiations, Novo Nordisk and Transition were not able to come to agreement for an exclusive license to the Company’s diabetes programs. Accordingly, Transition sent notice to Novo Nordisk terminating the agreement between the companies, returning to Transition all rights held by Novo Nordisk, relating to E1-I.N.T.TM
Corporate Developments:
•	On January 7, 2008 the Company’s common shares were approved for listing and commenced trading on the NASDAQ Global Market. Prior to this change, the Company’s common shares were listed on the NASDAQ Capital Market since August 20, 2007 under the symbol “TTHI”. The Company’s common shares continue to trade on the Toronto Stock Exchange in addition to the NASDAQ;

•	On July 9, 2007 the Company completed a consolidation of its issued and outstanding common shares on the basis of one (1) post-consolidation common share for every nine (9) pre-consolidation common shares. The share consolidation was effected to satisfy the NASDAQ’s listing criteria regarding minimum bid price;

•	On July 11, 2007 the Company completed a private placement financing issuing 1,736,107 common shares at a price of $14.40 per common share, raising gross proceeds of approximately $25,000,000 from a number of funds managed by Oracle Investment Management Inc., The Invus Group LLC, and a large Boston based investment management company. The Company incurred total share issuance costs of $1,031,433 resulting in net cash proceeds of $23,968,567;

•	On October 31, 2007 the Company received the third anniversary payment of $650,000 from the sale of its subsidiary, Stem Cell Therapeutics (“SCT”). Total payments received to date amount to $1,850,000 with the final payment of $1,650,000 due in the first quarter of fiscal 2009.
The Company’s cash and cash equivalents and held-to-maturity investments were $61,446,599 at March 31, 2008, and the net working capital position was $60,215,321. The Company currently believes that it has adequate financial resources for anticipated expenditures until the end of fiscal 2010.
STRATEGIC COLLABORATIONS
Elan Pharma International Limited
In September 2006, Transition announced a global collaboration with Elan to develop and commercialize ELND005 (AZD-103). Under the terms of the agreement, Transition has received an upfront payment of US$15 million in two separate tranches. The upfront payments received from Elan have been recorded as deferred revenue. On December 21, 2007, the Company and Elan jointly announced that the first patient had been dosed in the Phase II clinical study of ELND005 (AZD-103). As a result, the Company received a US$5 million milestone payment, which was triggered by the initiation of the Phase II clinical trial.
Dependent upon the successful development, regulatory and commercial launch of ELND005 (AZD-103), Transition will be eligible to receive additional milestone payments of up to US$180 million. Transition and Elan will share the costs of development and profits from commercialization. Each party’s cost share and ownership interest may vary throughout the term of the agreement dependant on certain elections that may be made during the development of ELND005 (AZD-103).
Eli Lilly and Company
On March 13, 2008, Lilly and the Company entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition’s gastrin based therapies, including the lead compound TT-223, which is currently in early Phase II testing. Under the terms of the agreement, Transition has received a US$7 million upfront payment, and may also receive up to US$130 million in potential development and sales milestones, as well as royalties on sales of gastrin based therapies if any product is successfully commercialized.
Transition and Lilly are both participating in the Phase II clinical trial with lead compound TT-223 in type 2 diabetes. Upon completion of this trial, Lilly will be responsible for further development activities and the commercialization of all gastrin based therapeutic products worldwide.
PROGRAMS
Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition’s vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return. The Company’s lead technologies are as follows:
ELND005 (AZD-103) for Alzheimer’s Disease
Alzheimer’s disease is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer’s disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions. People with Alzheimer’s disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.
The disease mainly affects individuals over the age 65 and it is estimated over 18 million people are suffering from Alzheimer’s disease worldwide. The likelihood of developing late-onset Alzheimer’s approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent. In the U.S., Alzheimer’s disease is the fourth leading cause of death and current direct/indirect costs of caring for an estimated 4.5 million Alzheimer’s disease patients are at least US$100 billion annually.
Current FDA approved Alzheimer’s disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs is known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer’s disease. With an aging population, there is a great need for disease-modifying compounds that can slow or reverse disease progression.
In March 2006, the Company announced the acquisition of all the remaining outstanding shares of Alzheimer’s focused Ellipsis Neurotherapeutics Inc. (“ENI”) that the Company did not already own. The key asset in the acquisition is the Alzheimer’s disease compound ELND005 (AZD-103), a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.
In April 2006, the Company received clearance from the Therapeutic Products Directorate of Health Canada to commence a Phase I clinical trial to evaluate the pharmacokinetics, safety and efficacy of escalating doses of ELND005 (AZD-103) in healthy volunteers. The study demonstrated that ELND005 (AZD-103) was well tolerated and no safety concerns or significant adverse events were observed in the study. In August 2006, the Company also received clearance from the FDA to commence a subsequent Phase I clinical trial evaluating higher doses of ELND005 (AZD-103).
In September 2006, Transition announced a global collaboration with Elan to develop and commercialize ELND005 (AZD-103).
In April 2007, Transition announced that the FDA granted Fast Track designation to the investigational drug candidate ELND005 (AZD-103) which is being developed in collaboration with Elan. Under the FDA Modernization Act of 1997, Fast Track designation is intended to facilitate the development and expedite the review of a drug or biologic if it is intended for the treatment of a serious or life-threatening condition, and it demonstrates the potential to address unmet medical needs for such a condition.
On August 30, 2007, the Company announced the completion of Phase I clinical studies with ELND005 (AZD-103). Transition and its development partner Elan have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND005 (AZD-103) in healthy volunteers. Approximately 110 subjects have been exposed to ELND005 (AZD-103) in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and CSF and plasma studies. ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease.
On December 21, 2007, Elan and Transition announced that the first patient had been dosed in a Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease. The study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in approximately 340 patients with mild to moderate Alzheimer’s disease. Approximately 65 sites in North America are expected to participate in the program. The study will evaluate both cognitive and functional endpoints, and each patient’s participation is planned to last approximately 18 months. Patient enrolment of this study is on-going and its progress is on target.
On December 24, 2007, Transition announced that in connection with the initiation of the Phase II clinical study, the Company issued the former shareholders of ENI the first contingent consideration milestone in the form of 174,123 Transition common shares at a price of $10.86 per share. The shares issued had a fair value of $1,890,976 which represents additional consideration paid to acquire the technology, products and patents from ENI and accordingly, has been capitalized as intangible assets and will be amortized over the remaining useful life of the technology, products and patents.
Transition and its partner Elan are considering initiating clinical trials for other amyloid beta related indications including Pre-Alzheimer’s disease.
Expenditures for the AZD-103 Program
During the three-month and nine-month periods ended March 31, 2008 and 2007, the Company incurred direct research and development costs for this program as follows:

	Three-month	Three-month	Nine-month	Nine-month
ELND005 (AZD-	period ended	period ended	period ended	period ended
103) Program (1)	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007
Pre-clinical studies	$—	$330,845	$—	$778,004
Clinical studies	—	327,679	225,522	1,319,404
Manufacturing	19,650	155,164	121,569	756,213
Other direct research	5,708	30,506	15,234	154,371
Due to (from) Elan	1,298,777	(364,372)	2,705,792	(1,711,304)

TOTAL	$1,324,135	$479,822	$3,068,117	$1,296,688

(1)	These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.
TT-223 for Diabetes
General
Diabetes is a disease in which the body does not produce or properly use insulin. Insulin is a hormone released from islet cells located in the pancreas that is needed to convert sugar, starches and other food into energy needed for daily life. There are two primary forms of diabetes; type 1 diabetes and type 2 diabetes.
Type 1 diabetes develops when the body’s immune system destroys pancreatic islet beta cells, the only cells in the body that make the hormone insulin that regulates blood glucose. To survive, people with type 1 diabetes must have insulin delivered by injection or pump. Type 1 diabetes accounts for 5-10% of all diagnosed cases of diabetes.
Type 2 diabetes usually begins as insulin resistance, a disorder in which the cells do not use insulin properly. As the need for insulin increases, the pancreas gradually loses its ability to produce it. Current treatments for type 2 diabetes include lifestyle changes, oral medications, incretin therapy and insulin therapy. Type 2 diabetes accounts for about 90-95% of all diagnosed cases of diabetes.

Transition has developed a patented diabetes therapy, which offers a new paradigm in the treatment of diabetes. Pre-clinical and clinical data suggest that gastrin plays an important role in beta cell differentiation and function, capable of providing sustained glucose control in type 2 diabetes.
TT-223 in combination with EGF
Transition’s first diabetes therapy TT-223 in combination with EGF, a combination of Transition’s epidermal growth factor analogue and a gastrin analogue, has completed two Phase I clinical trials, in which it was shown that it was safe to administer. Transition received FDA clearance to initiate exploratory Phase IIa clinical trials for the drug candidate in both type 1 and type 2 diabetics. These two clinical trials evaluated the efficacy, safety and tolerability of a 28-day course of daily TT-223 in combination with EGF treatment with a six-month follow-up.
In March, 2007, the Company announced positive unblinded interim safety, tolerability and efficacy data from these exploratory Phase IIa trials for type 1 and type 2 diabetes patients. In the type 1 diabetes study, 6 of 11 (54%) patients responded to TT-223 in combination with EGF therapy, either by decreasing their average daily insulin usage by more than 20% or reducing their HbA1c levels by 1.2 to 2%. There were no responders among the placebo group.
On June 28, 2007, the Company announced final results from the exploratory Phase IIa clinical trial. A 4-week therapy with TT-223 in combination with EGF lead to sustained reductions in blood glucose levels for 6 months post-treatment in type 2 diabetes patients. In the treated group of patients, the mean HbA1c level was reduced by 0.94% to 1.21% vs. baseline levels in months 2 to 6 post-treatment. More specifically, the mean HbA1c level among treated patients was reduced 0.43%, 0.94% (p<0.05), 1.09% (p<0.05), 1.12% (p<0.05), 1.21% (p<0.05), and 1.14% in months 1, 2, 3, 4, 5, and 6 post-treatment, respectively. In contrast, the mean HbA1c levels of the placebo group ranged from a reduction of 0.1% to an increase of 1.0% over the same period. In addition to the HbA1c reductions, the data demonstrated decreases in fasting blood glucose levels as well as improvements in glucose tolerance over a six month period following treatment with TT-223 in combination with EGF. Trends in increased insulin levels as measured with an oral glucose tolerance test were also observed, particularly in patients where the HbA1c levels decreased over 1% with the TT-223 in combination with EGF therapy. These data are consistent with the increased glucose control observed in diabetes animal models where a short treatment with TT-223 in combination with EGF resulted in a sustained increase in beta cell mass and function. These clinical improvements, including HbA1c reductions greater than 1% in patients six month post-treatment, highlight the potential that TT-223 in combination with EGF therapy could provide patients significant clinical benefit in excess of six months.

TT-223 Clinical Development
These clinical data support the potential of the TT-223 gastrin analogue as a stand alone therapy and in combination with other diabetes therapies. On March 13, 2008, Lilly and the Company entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition’s gastrin based therapies, including the lead compound TT-223, which is currently in early Phase II testing.
To support the Phase II clinical development program for TT-223, Transition has performed two Phase I studies to expand the dose ranges for TT-223. The first study, a single ascending dose study of TT-223 in healthy volunteers and the second study, a multiple ascending dose study of TT-223 have both been completed.
Transition and its collaboration partner Lilly expect to initiate a Phase II trial evaluating TT-223 in type 2 diabetes patients receiving metformin with or without thiazolidinediones (TZDs) early in the second half of calendar 2008. The companies are also in discussions regarding the timing and planning of another Phase II study with TT-223 in combination with a GLP1 analogue in type 2 patients. The next steps in the development of TT-223 in combination with epidermal growth factor analogue, will be evaluated following the review of data from the above proposed Phase II trials.
Juvenile Diabetes Research Foundation (“JDRF”)
In September 2006, the Company entered into an agreement with the JDRF to support the clinical development of TT-223 in combination with GLP1 analogues for the treatment of type 1 diabetes over a two year period. The clinical studies in type 1 diabetes patients will be disclosed at a later date.
Licensing Agreement with Novo Nordisk
On November 5, 2007, the Company announced that following negotiations, Novo Nordisk and Transition were not able to come to agreement for an exclusive license to the Company’s diabetes programs. Accordingly, Transition sent notice terminating the agreement between the companies, returning to Transition all rights held by Novo Nordisk relating to E1-I.N.T.TM
Under the Licensing Agreement, the Company received $1,968,580 [US$1,500,000] in up-front payments that were recorded as deferred revenue and were recognized as licensing fee revenue over the term of the Licensing Agreement, which had been estimated as 15 years. In light of the agreement being terminated the Company recognized the remaining deferred amounts totaling $1,563,911 as licensing fee revenue during the second quarter of Fiscal 2008.

Expenditures for the TT-223 Program
During the three-month and nine-month periods ended March 31, 2008 and 2007, the Company incurred direct research and development costs for this program as follows:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
TT-223 Program(1)	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007
Pre-clinical studies	$22,400	$696,779	$302,517	$993,840
Clinical studies	379,243	190,436	1,116,195	622,336
Manufacturing	548,341	118,368	607,804	309,223
Other direct research	56,736	4,539	96,211	91,323
Reimbursement from Novo Nordisk	—	(337,107)	—	(805,353)
Reimbursement from JDRF	—	(298,131)	—	(564,800)

TOTAL	$1,006,720	$374,884	$2,122,727	$646,569

(1)	These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.
Drug Discovery Initiatives
Transition has prioritized its drug discovery activities to accelerate the identification and optimization of novel lead molecules. The Company is pursuing a number of discovery programs to advance novel lead molecules into pre-clinical development.
The Next Steps
Transition’s goal for its programs is to achieve product approval and ultimately significant revenues or royalties. To achieve product approval, the Company must successfully complete clinical trials and achieve regulatory approval. The stages of development of the Company’s technologies are illustrated below:

Results of Operations
For the three-month period ended March 31, 2008, the Company recorded a net loss of $4,977,020 ($0.22 per common share) compared to a net loss of $3,804,694 ($0.19 per common share) for the three-month period ended March 31, 2007. The increase in net loss of $1,172,326 or 31% is primarily due to increases in research and development expense and general and administrative expenses. The increase in net loss is partially offset by increased interest income resulting from higher cash and held-to-maturity investment balances and increased foreign exchange gains resulting from the strengthened Canadian dollar.
For the nine-month period ended March 31, 2008, the Company recorded a net loss of $10,628,206 ($0.46 per common share) compared to a net loss of $10,987,524 ($0.58 per common share) for the nine-month period ended March 31, 2007. The decrease in net loss of $359,318 or 3% is largely due to decreased amortization expense resulting from the Waratah technology being fully amortized in the third quarter of fiscal 2007, recognition of the remaining unamortized upfront fee from Novo Nordisk, increased interest income resulting from higher cash and held to maturity investment balances, increased foreign exchange gains resulting from the strengthened Canadian dollar and the receipt of the second milestone payment from SCT. For the nine-month period ended March 31, 2008, the decrease in net loss was offset by the future income tax recovery of $2,729,422 that was recognized in the first quarter of fiscal 2007, and was also offset by increases in research and development and general and administrative expenses.

Revenues
Licensing fees decreased to nil for the three-month period ended March 31, 2008 from $32,811 for the same three-month period in fiscal 2007. The decrease is due to the fact that the licensing agreement with Novo Nordisk was terminated during the second quarter of fiscal 2008 and all remaining deferred amounts were recognized at that time.
Licensing fees and milestone revenue increased to $1,596,722 for the nine-month period ended March 31, 2008, from $651,083 for the same period in fiscal 2007. The increase is due to the fact that the licensing agreement with Novo Nordisk was terminated during the second quarter of fiscal 2008 and all remaining deferred amounts were recognized as licensing fee revenue during the period.
The $7,017,000 (US$7 million) upfront payment received from Lilly in April 2008 under the terms of the licensing and collaboration agreement will be recorded as deferred revenue and will be recognized as income on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated.
Research and Development
Research and development expenses increased to $3,780,429 for the three-month period ended March 31, 2008 from $2,281,406 for the three-month period ended March 31, 2007. For the nine-month period ended March 31, 2008, research and development expenses increased to $9,026,351 from $6,051,108 for the same period in fiscal 2007. These increases are primarily the result of an increase in clinical development costs related to ELND005 (AZD-103). The increase was also amplified in the three and nine month periods ended March 31, 2008 as the comparative prior year period included the reimbursement by Novo Nordisk of E1-I.N.T.TM development costs resulting from the amended licensing agreement and development costs related to the gastrin program reimbursed by the JDRF totaling $635,238 and $1,370,153 for the three-month and nine-month periods respectively. These increases were partially offset by decreases in clinical program expenses that related to the Company’s completed I.E.T. clinical trials.
TT-223 research and development costs decreased by $139,392 for the three-month period ended March 31, 2008 compared with the three-month period ended March 31, 2007. For the nine-month period ended March 31, 2008, TT-223 research and development expenses increased by $357,979 from the same period in fiscal 2007. For the nine-month period ended March 31, 2008 costs increased due to the expense associated with the TT-223 Phase I trials. The decrease in the three-month period resulted from the fact that significant program costs were not incurred between the completion of the TT-223 Phase I trials and the preparation for the TT-223 Phase II clinical trial.
The Company anticipates that research and development expenses will continue to increase in the fourth quarter of fiscal 2008 as the Company will incur net development costs relating to the on-going ELND005 (AZD-103) Phase II clinical trial and clinical development costs associated with the TT-223 Phase II clinical trials.

General and Administrative
General and administrative expenses increased to $1,456,308 for the three-month period ended March 31, 2008 from $1,212,103 for the three-month period ended March 31, 2007. For the nine-month period ended March 31, 2008, general and administrative expenses increased to $4,294,688 from $3,293,459 for the same period in fiscal 2007. These increases primarily resulted from increased professional fees, insurance and regulatory fees resulting from the NASDAQ listing, increased option expenses and increased corporate governance costs.
The Company anticipates that general and administrative expenses will increase slightly in the fourth quarter of fiscal 2008 as the Company incurs additional corporate development and investor relation costs, in line with the Company’s strategy for its next stage of growth.
Amortization
Amortization for the three-month period ended March 31, 2008 was $729,329 as compared to $803,164 for the three-month period ended March 31, 2007. For the nine-month period ended March 31, 2008, amortization was $2,052,553 as compared to $6,237,197 for the same period in fiscal 2007. These decreases primarily resulted from the Waratah technology being fully amortized during the third quarter of fiscal 2007. This decrease was partially offset by the full period impact of the amortization relating to the NeuroMedix technology acquired during the fourth quarter of fiscal 2007.
The Company anticipates that amortization expense will be consistent in the fourth quarter of fiscal 2008.
Recovery of Future Income taxes
Recovery of future income taxes remained unchanged from Nil for the three-month periods ended March 31, 2008 and 2007. For the nine-month period ended March 31, 2008, recovery of future income taxes was Nil compared to $2,729,422 for the same period in fiscal 2007. The decrease in recovery of future income taxes in the nine month period ended March 31, 2008 as compared to the same period in fiscal 2007 is due to the recognition of future income tax assets resulting from the amalgamation of Ellipsis Neurotherapeutics Inc., 1255205 Ontario Inc., 1255206 Ontario Inc. and Waratah Pharmaceuticals Inc. which occurred during the first quarter of fiscal 2007.
In the absence of additional acquisitions, the Company does not anticipate recording a future income tax recovery in the fourth quarter of fiscal 2008.
Interest Income, net
Interest income for the three-month period ended March 31, 2008, was $638,959 as compared to $464,653 for the same period in fiscal 2007. For the nine-month period ended March 31, 2008, interest income was $1,927,990 as compared to $920,317 for the same period in fiscal 2007. These increases primarily resulted from increased cash balances due to the November 2006 and July 2007 private placements and the upfront and milestone payments received from Elan.
Interest income is expected to remain relatively consistent during the fourth quarter of fiscal 2008 due to increased cash balances resulting from the receipt of the upfront payment from Lilly, associated with the licensing and collaboration agreement, in the amount of $7,017,000 (US$7,000,000) offset by a reduction in expected effective interest rates.
SCT Anniversary Payment
On October 4, 2004, the Company signed a Share Purchase Agreement (the “Agreement”) to sell one of its wholly-owned subsidiaries, SCT, whose only significant asset is technology. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson’s disease. The Agreement includes an upfront cash payment of $325,000, anniversary payments totaling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.
This transaction was not recorded as a sale for accounting purposes as the risks and rewards of the ownership of SCT did not transfer to the purchaser under the terms of the Agreement. Therefore, the Company classified the assets and liabilities of SCT as assets transferred under a contractual arrangement. Using the cost recovery method, the carrying value of the assets transferred under contractual arrangement have been reduced by [i] proceeds upon receipt, [ii] losses of SCT and [iii] amortization of the technology, resulting in a carrying value at March 31, 2008 of Nil [June 30, 2007 — Nil].
During the three-month period ended December 31, 2007, the Company received the third anniversary payment of $650,000 in cash which has been recorded as a gain in the statement of loss. As of March 31, 2008, total payments received amount to $1,850,000. The final payment of $1,650,000 is due in the first quarter of fiscal 2009.
SUMMARY OF QUARTERLY RESULTS
The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at March 31, 2008.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
2008
Revenue	$32,811	$1,563,911	$—

Net loss (1)	$4,098,978	$1,552,208	$4,977,020
Basic and diluted net loss per Common Share	$0.18	$0.07	$0.22
2007
Revenue	$585,461	$32,811	$32,811	$32,811

Net loss (1)	$2,324,722	$4,858,107	$3,804,694	$5,974,267
Basic and diluted net loss per Common Share	$0.13	$0.25	$0.19	$0.30
2006
Revenue				$32,811

Net loss (1)				$6,850,838
Basic and diluted net loss per Common Share				$0.36

Notes:

(1)	Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.
The fluctuations of Transition’s quarterly results are primarily due to changes in activity levels of the clinical trials being performed by the Company, amortization of the technology relating to the assets acquired from Waratah, Protana, ENI, and NeuroMedix, recognition of licensing fees relating to the Novo Nordisk agreement, recognition of anniversary payments and equity losses resulting from SCT, changes in the recovery of future income taxes and the growth of the Company’s management team.
Financing Activities
There were no financing activities during the three-month period ended March 31, 2008.
During the nine-month period ended March 31, 2008 the Company closed on a private placement financing issuing 1,736,107 common shares at a price of $14.40 per common share, raising gross proceeds of approximately $25,000,000 from a number of funds managed by Oracle Investment Management Inc., The Invus Group LLC, and a large Boston based investment management company. The Company incurred total share issuance costs of $1,031,433, resulting in net cash proceeds of $23,968,567. The proceeds from the offering are planned to be used to fund Transition’s clinical studies, research and product development, working capital and general corporate purposes.

CRITICAL ACCOUNTING ESTIMATES
The Company’s critical accounting estimates are as described in the Company’s annual MD&A, which can be found on SEDAR at www.SEDAR.com.
ADOPTION OF NEW ACCOUNTING POLICIES
Financial Instruments
Effective July 1, 2007, the Company has adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, CICA Section 3855, Financial Instruments - Recognition and Measurement and Handbook Section 3865, Hedges. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when or how hedge accounting may be applied. Handbook Section 1530 also establishes standards for reporting and disclosing comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income (loss) calculated in accordance with Canadian generally accepted accounting principles.
Under the new standards, all financial instruments are classified into one of the following four categories: held-for-trading; held-to-maturity; loans and receivables; available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the balance sheet and are measured at fair value with the exception of loans and receivables, investments held-to-maturity and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification.
Held-for-trading financial instruments are measured at fair value and all gains or losses are included in the results of operations in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. As a result of the adoption of these standards, the Company has classified its cash equivalents and short-term investments as “held-to-maturity” which are measured at amortized cost. The Company has also classified its accounts receivable as “Loans and receivables” and its accounts payable and accrued liabilities as “Other financial liabilities”, both of which are measured at amortized cost. As a result of the adoption of this standard, the Company has reclassified $423,628 from interest receivable to held-to-maturity investments to conform with the presentation recommended by the standard. The adoption had no other impact on the Company’s balance sheet at June 30, 2007.
Inventory
During the fourth quarter of fiscal 2007, the Company changed its accounting policy related to inventories to adopt CICA Handbook section 3031 — Inventories, effective July 1, 2006. As a result of the adoption, the net realizable value of the inventory is now measured at the estimated selling price of the inventory less estimated costs of completion and estimated costs to make the sale. Previously the Company measured net realizable value at the inventory’s replacement cost. The change in accounting policy was applied in accordance with the transitional provisions which permitted the Company to charge the difference in the measurement of opening inventory of $3,225,599 to the opening deficit for the year without restatement of prior years. This change resulted in an increase in net loss of $1,017,599 and a $0.04 increase in the loss per share for the nine-month comparative period ended March 31, 2007 and an increase in net loss of $667,405 and a $0.01 increase in net loss per share for the three-month comparative period ended March 31, 2007.
RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS
CICA Section 1400, General Standards of Financial Statement Presentation
Under the amended section, management is required to make an assessment of an entity’s ability to continue as a going concern. In making its assessment, management must consider all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date. Financial statements must be prepared on a going concern basis unless management either intends to liquidate the entity, to cease trading or cease operations, or has no realistic alternative but to do so. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. When financial statements are not prepared on a going concern basis, that fact should be disclosed, together with the basis on which the financial statements are prepared and the reason the entity is not regarded as a going concern. The effective date of these amendments is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company intends to adopt this standard for the three-month period ended September 30, 2008.
CICA Section 1535, Capital Disclosures
This pronouncement establishes standards for disclosing information, both qualitative and quantitative, that enable users of financial statements to evaluate an entity’s objectives, policies and processes for management of capital. The Company has not yet assessed the impact this standard will have on the disclosures of the financial statements. The Company intends to adopt this standard for the three-month period ended September 30, 2008.
CICA Section 3064, Goodwill and Intangible Assets
This pronouncement will replace CICA 3062, “Goodwill and Other Intangible Assets”. The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with U.S. GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or U.S. GAAP. The objectives of CICA 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing as assets items that do not meet the definition and recognition criteria is eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. These changes are effective for fiscal years beginning on or after October 1, 2008, with early adoption encouraged. The Company is evaluating the effects of adopting this standard.
CICA Section 3863, Financial Instruments — Presentation
This pronouncement establishes standards for presentation of financial instruments. It deals with the presentation of financial instruments and the circumstances in which financial assets and financial liabilities are offset. The Company has not yet assessed the impact this standard will have on the disclosures of the financial statements. The Company intends to adopt this standard for the three-month period ended September 30, 2008.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS
As at March 31, 2008, Transition’s management evaluated the effectiveness of the design and operation of its disclosure controls and procedures. Based on their evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Transition’s disclosure controls and procedures are effective.
There have been no significant changes in Transition’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect Transition’s internal control over financial reporting.
LIQUIDITY AND CAPITAL RESOURCES
Overview
The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs. All revenue to date has been generated from interest income on surplus funds, management fees, milestone payments, and licensing fees. The Company has incurred a cumulative deficit to March 31, 2008 of $100,319,775. Losses are expected to continue for the next several years as the Company invests in research and development, pre-clinical studies, clinical trials, manufacturing and regulatory compliance.
Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options, interest earned on cash deposits, short-term investments and investment tax credits, revenues and reimbursements from partners, and proceeds from the sale of assets transferred under contractual arrangement.

The Company’s cash, cash equivalents and held-to-maturity investments and the Company’s working capital position were $61,446,599 and $60,215,321, respectively, at March 31, 2008, a significant increase from June 30, 2007 balances of $34,791,770 and $32,624,693, respectively. The increase is the result of the net proceeds from the July private placement in the amount of $23,968,567, partially offset by expenditures incurred during the nine-month period ended March 31, 2008. During the nine month period ended March 31, 2008, the Company has received the second upfront payment of US$7.5 million and the first milestone payment of US$5 million from Elan, as well as the anniversary payment from SCT in the amount of $650,000. Subsequent to quarter end, the Company received the US$7 million upfront payment from Lilly due under the terms of the licensing and collaboration agreement. As a result, the Company currently believes it has adequate financial resources for anticipated expenditures until the end of fiscal 2010.
Financial instruments of the Company consist mainly of cash and cash equivalents, held-to-maturity investments, receivables, accounts payable and accrued liabilities and amounts due to Elan. Management’s primary investment objective is to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures.
The Company is exposed to market risks related to volatility in interest rates for the Company’s investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in US dollars.
The success of the Company is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities, operations, and partnerships. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.
Financing Activities
On July 11, 2007 the Company completed a private placement financing issuing 1,736,107 common shares at a price of $14.40 per common share, raising gross proceeds of approximately $25,000,000 from a number of funds managed by Oracle Investment Management Inc., The Invus Group LLC, and a large Boston based investment management company. The Company incurred total share issuance costs of $1,031,433, resulting in net cash proceeds of $23,968,567.
The proceeds from these offerings are planned to be used to fund Transition’s clinical studies, research and product development, working capital and for general corporate purposes.

Contractual Obligations
At March 31, 2008, the Company is committed to aggregate expenditures of $55,000 under its collaboration agreements. In addition, at March 31, 2008, the Company is committed to aggregate expenditures of approximately $101,000 for clinical and toxicity studies and approximately $87,000 for manufacturing agreements.
In addition, under the terms of the Elan collaboration agreement, Elan is contractually committed to suppliers relating to the development of ELND005(AZD-103). As such Transition reimburses Elan for its share of these costs incurred.
OUTSTANDING SHARE DATA
Authorized
The authorized share capital of the Company consists of an unlimited number of common shares.
Issued and Outstanding
The following details the issued and outstanding equity securities of the Company:
Common Shares
As at May 14, 2008, the Company has 23,178,579 common shares outstanding.
Stock Options
As at May 14, 2008, the Company has 1,400,417 stock options outstanding with exercise prices ranging from $3.15 to $18.00 and expiry dates ranging from November 19, 2007 to March 18, 2013. At May 14, 2008, on an if-converted basis, these stock options would result in the issuance of 1,400,417 common shares at an aggregate exercise price of $15,568,155.
RISKS AND UNCERTAINTIES
The Company’s risks and uncertainties are as described in the Company’s annual MD&A, which can be found on SEDAR at www.SEDAR.com.